

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Gerald L. Salzman
Chief Executive Officer
Daily Journal Corporation
915 East First Street
Los Angeles, CA 90012

> **Re:** **Daily Journal Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2014**
> **Filed on January 28, 2015**
> **File No. 000-14665**

Dear Mr. Salzman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1. Please revise to discuss dividends and interest income as they appear to be a material component of your net income.

Item 8. Financial Statements and Supplementary Data

Note 6. Reportable Segments, page 48

2. We note that you present pretax income of $5,890,000 for the traditional business. It appears that you are including dividend and interest income within your traditional

business's pretax income. Please tell us your basis for including dividend and interest income within the traditional business and not presenting it as a separate corporate item or as a reconciling item to your consolidated pretax income. Alternatively, please revise your disclosure in future filings to present dividend and interest income as a separate corporate item or a reconciling item to consolidated pretax income and remove it from the traditional business's pretax income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief